File No. 812-15033

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

MUTUAL OF AMERICA LIFE INSURANCE COMPANY

MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 2

MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 3

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

AMERICAN SEPARATE ACCOUNT NO. 2

AMERICAN SEPARATE ACCOUNT NO. 3

MUTUAL OF AMERICA VARIABLE INSURANCE PORTFOLIOS, INC.

MUTUAL OF AMERICA CAPITAL MANAGEMENT LLC

320 Park Avenue

New York, New York 10022-6839

Notice and Order to:

Scott H. Rothstein, Esq.

Mutual of America Life Insurance Company

320 Park Avenue

New York, New York 10022-6839

Communications and Copies of Notice and Order to:

Thomas E. Bisset, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: August 20, 2019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

Mutual of America Life Insurance Company

Mutual of America Separate Account No. 2

Mutual of America Separate Account No. 3

Wilton Reassurance Life Company of New York

American Separate Account No. 2

American Separate Account No. 3

Mutual of America Variable Insurance Portfolios, Inc.

Mutual of America Capital Management LLC

320 Park Avenue

New York, New York 10022-6839

File No. 812-15033

AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

Mutual of America Life Insurance Company and Wilton Reassurance Life Company of New York (the “Companies”) and Mutual of America Separate Account No. 2, Mutual of America Separate Account No. 3, American Separate Account No. 2, and American Separate Account No. 3 (the “Separate Accounts,” and together with the Companies, the “Section 26 Applicants”) request pursuant to this application (this “Application”) that the Securities and Exchange Commission (the “Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution1 of shares of 27 investment portfolios (the “Existing Portfolios”) of Mutual of America Investment Corporation (“Investment Corporation I”) with shares of 26 investment portfolios (the “Replacement Portfolios”)2 of Mutual of America Variable Insurance Portfolios, Inc. (“Investment Corporation II”) with respect to certain variable annuity insurance contracts (the “Non-Qualified Annuity Contracts”) and certain variable life insurance contracts (the “Life Insurance Contracts”), most of which are not issued in connection with retirement plans or individual retirement annuities under the Internal Revenue Code of 1986, as amended (the “Code”).3 The Contracts are funded through the Separate Accounts and administered by the Companies.

[1]	The proposed substitutions are referred to herein as the “Substitutions.”
[2]

See Sections II.A., infra, for Table II.A., which lists the Existing Portfolios and the corresponding Replacement Portfolios. Existing Portfolios and Replacement Portfolios also referred to herein as “Portfolios.”

[3]

Because there are only approximately 17 individual retirement annuities, with aggregate assets of approximately $80,000, issued by American Separate Account No. 2, for administrative convenience, such contracts will be treated as Non-Qualified Annuity Contracts for the purposes of this Application and are included in the Substitutions. The variable annuity contracts that are issued in connection with retirement plans or individual retirement annuities under the Code (other than the individual retirement annuities issued by American Separate Account No. 2) are referred to herein as the “Qualified Annuity Contracts.” The Non-Qualified Annuity Contracts, the Life Insurance Contracts, and the Qualified Annuity Contracts are collectively referred to herein as the “Contracts.”

The primary purpose of the Substitutions is to preserve the favorable tax treatment of the Non-Qualified Annuity Contracts and the Life Insurance Contracts under the Code. With the exception of Substitution No. 8, each Existing Portfolio and its corresponding Replacement Portfolio have identical investment objectives, strategies, and risks and substantially identical fee structures (with different expense ratios due to differences in net assets).4 With respect to Substitution No. 8, the Existing Portfolio and its corresponding Replacement Portfolio have substantially similar investment objectives, strategies, and risks, and the Replacement Portfolio has a lower expense ratio. The Portfolios are advised by the same investment adviser, Mutual of America Capital Management LLC (the “Adviser”). They also share a common board of directors (the “Board”). As such, the Substitutions will permit owners of the Non-Qualified Annuity Contracts (“Non-Qualified Annuity Contract Owners”) and owners of the Life Insurance Contracts (“Life Insurance Contract Owners”) to maintain the favorable tax treatment of their Non-Qualified Annuity and Life Insurance Contracts and continue their investments in substantially identical underlying funds (or a substantially similar underlying fund with respect to Substitution No. 8).

The Section 26 Applicants, Investment Corporation II, and the Adviser (collectively, the “Section 17 Applicants”)5 also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming securities issued by the Existing Portfolios wholly or partly in-kind and using the portfolio securities received from the Existing Portfolios to purchase securities issued by the corresponding Replacement Portfolios.

I.	THE COMPANIES, THE SEPARATE ACCOUNTS, THE CONTRACTS, INVESTMENT CORPORATION I, AND INVESTMENT CORPORATION II

A.	Mutual of America Life Insurance Company

Mutual of America Life Insurance Company (“Mutual of America”) is a mutual life insurance company organized under the laws of the state of New York and is authorized to transact its business in 50 states and the District of Columbia. Mutual of America’s home office address is 320 Park Avenue, New York, New York 10022-6839.

Mutual of America was incorporated in 1945 as a non-profit retirement association to provide retirement and other benefits for non-profit organizations and their employees in the health and welfare field. In 1978, Mutual of America reorganized as a mutual life insurance company, and now serves for-profit organizations, not-for-profit organizations, their employees, and individuals.

Mutual of America provides group and individual life insurance, annuities, and related services for the pension, retirement, and long-range savings needs of organizations and their employees and individuals including variable annuity contracts and variable life insurance policies. As of May 31, 2019, Mutual of America had total assets, on a consolidated basis, of approximately $21.4 billion. Mutual of America is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

For purposes of the 1940 Act, Mutual of America is the “depositor” and “sponsor” of Mutual of America Separate Account No. 2 and Mutual of America Separate Account No. 3, as those terms have been interpreted by the Commission with respect to variable insurance separate accounts. Mutual of America, on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds as proposed herein.

[4]	See Section C.4., infra, for additional information regarding the Portfolios’ fees and expenses.
[5]

All applicants to this Application are collectively referred to herein as the “Applicants.” The Applicants are affiliated persons, as the term “affiliated person” is defined in Section 2(a)(3) of the 1940 Act.

B.	Wilton Reassurance Life Company of New York

Wilton Reassurance Life Company of New York (“Wilton”) is a life insurance company organized under New York law in 1955. As of March 31, 2019, Wilton had total admitted assets of approximately $879.4 million. Prior to March 16, 2001, The American Life Insurance Company of New York (“American Life”), which is now known as Wilton, was a wholly-owned subsidiary of a holding company that was, in turn, 100% owned by Mutual of America. On March 16, 2001, effective February 28, 2001, Mutual of America sold its holding company that owned American Life to Inviva, Inc. On September 27, 2006, Wilton Re, a Minnesota insurance company, acquired all of the issued and outstanding shares of American Life and changed its name to Wilton Reassurance Life Company of New York. In connection with the sale of American Life, Mutual of America retained full authority and responsibility to take all actions in regard to American Separate Account No. 2 and American Separate Account No. 3 under an agreement with American Life, and assumptively reinsured the variable contracts offered through those accounts.

Wilton is authorized to transact the business of life insurance, including annuities, in all fifty states, the Virgin Islands, and the District of Columbia. For purposes of the 1940 Act, Wilton is the “depositor” and “sponsor” of American Separate Account No. 2 and American Separate Account No. 3, as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts. Wilton, on its own behalf and on behalf of its Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds as proposed herein.

C.	The Separate Accounts

Each Separate Account meets the definition of “separate account” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts. The table below lists the 1940 Act file number of each Separate Account:

TABLE I.C.

Separate Account	1940 Act File No.
Mutual of America Separate Account No. 2	811-03996
Mutual of America Separate Account No. 3	811-09487
American Separate Account No. 2	811-07904
American Separate Account No. 3	811-08368

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. The Companies are the legal owners of the assets in their respective Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of their respective Companies.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as each of the Existing Portfolios. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the other subaccounts or of the Companies.

D.	The Contracts

The Contracts are individual and group flexible premium variable annuity and variable life insurance contracts. Each Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4 or Form N-6 (or, in the case of the variable life insurance contract supported by American Separate Account No. 3, on Form S-6). Each Contract has particular fees, charges, and investment options, as described in the Contracts’ respective prospectuses. The Contracts do not include guaranteed living benefit riders or features, nor any riders or features with investment restrictions.

While the variable annuity Contracts provide for the accumulation of values on a variable basis, fixed basis, or both during the accumulation period, such Contracts only provide settlement or annuity payment options on a fixed basis. Because only fixed annuity payment options are available under the variable annuity Contracts, the Substitutions will not affect any Contracts that have been annuitized. The Life Insurance Contracts provide for the accumulation of values on a variable basis, fixed basis, or both throughout the insured’s life, and for the payment of a death benefit upon the death of the insured.

For as long as a Life Insurance Contract remains in force or a variable annuity Contract has not yet been annuitized, a Contract Owner may transfer all or any part of the Contract value from one subaccount to another subaccount or to a fixed account. With the sole exception of certain limitations imposed by the Company to deter frequent trading activity, the Company does not limit the number of times that a Contract Owner can transfer among the subaccounts and the fixed account. The Companies do not impose charges on transfers among subaccounts and the fixed account.

Under each Contract, as well as in the prospectus for each Contract, the Companies reserve the right to substitute shares of one underlying fund for shares of another underlying fund.6

The table below lists the Contracts for which one or more underlying investment options will be substituted under the Substitutions. In addition, the table below also indicates whether each Contract has been “Great-Wested” (i.e., Contracts that are no longer offered for sale and for which their respective registration statements are effective but no longer updated in reliance on the relief provided in the Great-West Life Insurance Company no-action letter (pub. avail. Oct. 23, 1990)). The subset of Contracts that are Great-Wested are referred to herein as “Inactive Contracts,” and the subset of Contract Owners that own Inactive Contracts are referred to as “Inactive Contract Owners.”7 Contracts that have not been Great-Wested are referred to herein as “Active Contracts.” All of the Contracts issued by the American Separate Accounts are Inactive Contracts, and all of the Contracts issued by the Mutual of America Separate Accounts that are the subject of the Substitutions are Active Contracts.

The Substitutions will be performed only for the Non-Qualified Annuity Contracts and the Life Insurance Contracts. The Substitutions will not affect the Qualified Annuity Contracts.

[6]	Each Contract contains the following, or a substantially similar, provision:

The Company reserves the right, subject to compliance with applicable laws and regulations governing separate account operations, to:

(c)	transfer assets the Company has determined to be associated with the class of contracts to which this Contract belongs from one Investment Fund to another Investment Fund;

The prospectus for each Contract contains the following, or substantially similar, disclosure:

We reserve the right to make certain changes to the structure and operation of the Subaccounts at our discretion and without your prior consent. We may add, delete, or substitute Subaccounts for all Contractholders or only for certain classes of Contractholders. New or substitute Subaccounts may have different fees and expenses, and may only be offered to certain classes of Contractholders. In making changes, we will comply with applicable state and federal law and will obtain the approval of Contractholders, if required.

Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close Subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The underlying funds, which sell their shares to the Subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Subaccounts. Substitutions might also occur if shares of an underlying fund should no longer be available, or if investment in any underlying fund’s shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after obtaining any approval that may be required by law or regulation.

[7]

For Inactive Contracts, Mutual of America (with respect to the Contracts that it reinsurers for Wilton) provides reports, confirmations, and audited financial statements to Inactive Contract Owners about their Inactive Contracts, the relevant Separate Accounts, and the underlying funds in lieu of filing post-effective amendments to the registration statements relating to those Inactive Contracts or delivering updated Contract prospectuses to those Inactive Contract Owners, in compliance with the Great-West Life Insurance Company no-action letter. Updated prospectuses and annual and semi-annual reports for the underlying funds are provided to Inactive Contract Owners.

TABLE I.D.

Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name	Contract Id. No.	Active Contract
Mutual of America Separate Account No. 2 (811-03996)	002-90201	Flexible Premium Annuity Contracts (“FPA”)[8]	C000025767	Yes

Mutual of America Separate Account No. 3 (811-09487)	333-83413	Variable Universal Life Insurance Policy	C000025764	Yes

American Separate Account No. 2 (811-07904)	033-66406	Flexible Premium Deferred Annuity and Individual Retirement Annuity Contracts	C000025778	No

American Separate Account No. 3 (811-08368)	033-75280	Variable Universal Life Insurance Policy	C000031852	No

E.	Investment Corporation I and Investment Corporation II

Investment Corporation I was formed on February 21, 1986 as a Maryland corporation. It is an open-end management investment company registered under the 1940 Act (File No. 811-05084), and its shares are registered under the 1933 Act (File No. 033-06486). Investment Corporation I issues separate classes (or series) of shares, each of which represents a separate portfolio of investments. There are currently 27 series of Investment Corporation I; they are the Existing Portfolios in this Application. Fifteen of the Existing Portfolios are funds-of-funds (the “Existing Funds of Funds”) that invest in shares of other Existing Portfolios (the “Existing Underlying Funds”) in accordance with Section 12(d)(1)(G) of the 1940 Act. The Existing Portfolios are currently insurance-dedicated funds that are available only as investment allocation options under variable insurance contracts issued by the Companies. However, as discussed in greater detail in this Application, Investment Corporation I intends to begin offering shares of its series directly to the general public through the retail market.

Investment Corporation II was formed on April 19, 2019 as a Maryland corporation. It is an open-end management investment company. Investment Corporation II issues separate classes (or series) of shares, each of which represents a separate portfolio of investments. There will be 26 series of Investment Corporation II; they are the Replacement Portfolios in this Application. Fifteen of the Replacement Portfolios are funds-of-funds (the “Replacement Funds of Funds”) that will invest in shares of other Replacement Portfolios (the “Replacement Underlying Funds”) in accordance with Section 12(d)(1)(G) of the 1940 Act. On June 13, 2019, Investment Corporation II filed a new registration statement on Form N-1A with the Commission to register as an investment company under the 1940 Act (File No. 811-23449) and to register shares of the Replacement Portfolios under the 1933 Act (File No. 333-232095). Investment Corporation II’s registration statement is not effective as of the date of this Application. The Substitutions will not be performed prior to the time that Investment Corporation II’s registration statement is declared effective by the Commission.

Investment Corporation II was formed for the purpose of performing the Substitutions. However, new series of Investment Corporation II may be established in the future, and the series of Investment Corporation II may be made available as investment allocation options under variable insurance contracts of the Companies other than the Non-Qualified Annuity Contracts and the Life Insurance Contracts.

The Adviser, a Delaware limited liability company and a registered investment adviser under the Advisers Act, serves as investment adviser for the Existing Portfolios and the Replacement Portfolios pursuant to investment advisory agreements with Investment Corporation I and Investment Corporation II, respectively. Subject to the oversight of the Board, the Adviser is responsible for providing all investment advisory and portfolio management services for the Portfolios. A sub-adviser has not been engaged to manage any of the Portfolios.

[8]	The Contract Id. No. for the FPA Contracts is the same Contract Id. No. for Contracts named “Individual Retirement Annuity Contracts,” but only the FPA Contracts are included in the Substitutions.

II.	THE SUBSTITUTIONS

A.	The Substitutions

The Companies, on their own behalf and on behalf of their Separate Accounts, propose to exercise their contractual rights to substitute underlying funds currently available under the Contracts for different underlying funds. The Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the Substitutions of shares of the Existing Portfolios listed in the table below for shares of the corresponding Replacement Portfolios listed opposite their names. The table below also identifies the Contracts (based on their Contract Id Nos. on EDGAR, limited as set forth below) that will be affected by the Substitutions. As previously stated, the Substitutions will be performed only for the Non-Qualified Annuity Contracts and the Life Insurance Contracts. The Substitutions will not affect the Qualified Annuity Contracts.

TABLE II.A.

Sub. No.	Existing Portfolio (Series of Investment Corp. I)	Replacement Portfolio (Series of Investment Corp. II)	Contract Id Nos. of Contracts Affected by the Substitution
1	Equity Index Fund	Equity Index Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

2	All America Fund	All America Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

3	Small Cap Value Fund	Small Cap Value Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

4	Small Cap Growth Fund	Small Cap Growth Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

5	Small Cap Equity Index Fund	Small Cap Equity Index Portfolio	C000025767 (FPA Only); C000025764

6	Mid Cap Value Fund	Mid Cap Value Portfolio	C000025767 (FPA Only); C000025764

7	Mid-Cap Equity Index Fund	Mid-Cap Equity Index Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

8	Composite Fund	Moderate Allocation Portfolio*	C000025767 (FPA Only); C000025764; C000025778; C000031852

9	International Fund	International Portfolio	C000025767 (FPA Only); C000025764

10	Money Market Fund	Money Market Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

11	Mid-Term Bond Fund	Mid-Term Bond Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

12	Bond Fund	Bond Portfolio	C000025767 (FPA Only); C000025764; C000025778; C000031852

13	Retirement Income Fund	Retirement Income Portfolio*	C000025767 (FPA Only)

14	2010 Retirement Fund	2010 Retirement Portfolio*	C000025767 (FPA Only)

15	2015 Retirement Fund	2015 Retirement Portfolio*	C000025767 (FPA Only)

16	2020 Retirement Fund	2020 Retirement Portfolio*	C000025767 (FPA Only)

17	2025 Retirement Fund	2025 Retirement Portfolio*	C000025767 (FPA Only)

18	2030 Retirement Fund	2030 Retirement Portfolio*	C000025767 (FPA Only)

19	2035 Retirement Fund	2035 Retirement Portfolio*	C000025767 (FPA Only)

20	2040 Retirement Fund	2040 Retirement Portfolio*	C000025767 (FPA Only)

21	2045 Retirement Fund	2045 Retirement Portfolio*	C000025767 (FPA Only)

22	2050 Retirement Fund	2050 Retirement Portfolio*	C000025767 (FPA Only)

23	2055 Retirement Fund	2055 Retirement Portfolio*	C000025767 (FPA Only)

24	2060 Retirement Fund	2060 Retirement Portfolio*	C000025767 (FPA Only)

25	Conservative Allocation Fund	Conservative Allocation Portfolio*	C000025767 (FPA Only); C000025764

26	Moderate Allocation Fund	Moderate Allocation Portfolio*	C000025767 (FPA Only); C000025764

27	Aggressive Allocation Fund	Aggressive Allocation Portfolio*	C000025767 (FPA Only); C000025764

*	Replacement Funds of Funds.

B.	Reasons and Support for the Substitutions

1.	Preserve Favorable Tax Treatment of Non-Qualified Annuity and Life Insurance Contracts

The purpose of the Substitutions is to preserve the favorable tax treatment of the Non-Qualified Annuity9 and Life Insurance Contracts that are currently supported by the Existing Portfolios. A key feature of annuity and life insurance contracts is the deferral of federal income taxes on the accumulated earnings within such contracts. To receive tax deferral, the Non-Qualified Annuity and Life Insurance Contracts must, among other things, satisfy (i) the diversification requirements of Section 817(h) of the Internal Code of 1986, as amended, (the “Code”) and (ii) the so-called “investor control doctrine,” which is set forth in various revenue rulings and court decisions (see, e.g., Rev. Rul. 81-225, 1981-2 C.B. 12 and Christoffersen v. United States, 749 F.2d 513 (8th Cir. 1984), which affirmed Rev. Rul. 81-225). In contrast, the Qualified Annuity Contracts currently supported by the Existing Portfolios are all pension plan contracts or individual retirement annuity contracts (i.e., each Qualified Annuity Contract is issued in connection with a “qualified retirement plan” (e.g., a plan under Sections 401, 403, 408) or individual retirement annuity under Section 408(b)) and, as such, are not subject to either the Section 817(h) diversification requirements or the investor control doctrine. See Section 817(h)(1), which provides that the diversification requirements of Code Section 817(h) do not apply to variable annuity and variable life insurance contracts that are pension plan contracts or individual retirement annuity contracts, and Rev. Proc. 99-44, 1999-2 C.B.598, which generally exempts variable annuity contracts that are pension plan contracts or individual retirement annuity contracts from complying with the investor control requirement that fund shares supporting such contracts cannot be publicly available.

Under the Section 817(h) diversification requirements and the investor control doctrine, the Non-Qualified Annuity and Life Insurance Contracts will not receive tax deferral if fund shares supporting such contracts are also offered directly to the general public. The Existing Portfolios are only offered through variable life insurance and annuity contracts and are not currently sold directly to the general public. As such, the Existing Portfolios are presently sold in a manner that facilitates the deferral of federal income taxes on the accumulated earnings under the Non-Qualified Annuity and Life Insurance Contracts. However, in an effort to expand the markets to which the Existing Portfolios are offered, Investment Corporation I intends to begin offering shares of the Existing Portfolios directly to the general public through the retail market. While this initiative will generally benefit the Existing Portfolios by increasing their asset bases, and will not affect the tax treatment of the Qualified Annuity Contracts, it would result in the Non-Qualified Annuity and Life Insurance Contracts no longer receiving tax deferral unless the Substitutions are performed.

In order to preserve that favorable tax treatment, Section 26 Applicants propose to reallocate Contract values attributable to the Non-Qualified Annuity and Life Insurance Contracts from the Existing Portfolios to the Replacement Portfolios. The Substitutions will preserve the favorable tax treatment of the Non-Qualified Annuity and Life Insurance Contracts because the Replacement Portfolios will be offered only under variable annuity and life insurance contracts. The Replacement Portfolios will not be sold directly to the general public through the retail market. They will only be offered through variable life insurance and annuity contracts, including possibly variable annuity contracts offered to qualified retirement plans in the future.

2.	Preservation of Non-Qualified Annuity and Life Insurance Contract Owners’ Essential Investment Expectations

The Section 26 Applicants believe that the Substitutions will not disrupt Non-Qualified Annuity and Life Insurance Contract Owners’ essential investment expectations by allowing Non-Qualified Annuity and Life Insurance Contract

[9]

See fn. 3, supra, for the reasons why certain individual retirement annuity contracts are included within the definition of “Non-Qualified Annuity Contracts” for purposes of this Application. Those Contracts are included in the Substitutions for administrative convenience given the small amount of assets within that block of Contracts.

Owners to continue their investments in substantially identical underlying funds (or, with respect to Substitution No. 8, a substantially similar underlying fund). In that regard, except with respect to Substitution No. 8, each Existing Portfolio and its corresponding Replacement Portfolio have (or will have once the Replacement Portfolio commences operations):

•	Identical investment objectives, strategies, and risks;

•	Identical or substantially similar portfolio holdings;[10]

•	Substantially identical fee structures (with different expense ratios due to differences in net assets);

•	The same investment adviser (i.e., the Adviser); and

•	A common board of directors (i.e., the Board).

With respect to Substitution No. 8, the Existing Portfolio and its corresponding Replacement Portfolio have (or will have once the Replacement Portfolio commences operations) substantially similar investment objectives, strategies, and risks; substantially similar investment portfolios; the same investment adviser (i.e., the Adviser); and a common board of directors (i.e., the Board). In addition, the Replacement Portfolio will have a lower expense ratio, taking into account the expense reimbursement agreement discussed below.

The Section 26 Applicants note that, because the Substitutions will occur at relative net asset value, and the fees and charges under the Non-Qualified Annuity and Life Insurance Contracts will not change as a result of the Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitutions. What effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of each Existing Portfolio and Replacement Portfolio, which the Section 26 Applicants cannot predict. Nevertheless, the Section 26 Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

3.	No Expense to Contract Owners

The Substitutions are designed to provide Non-Qualified Annuity and Life Insurance Contract Owners with an opportunity to continue their investment in substantially identical (or, with respect to Substitution No. 8, substantially similar) investment options without interruption and without any cost to them. The Companies or an affiliate thereof (other than Investment Corporation II) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. No fees or charges will be paid by the Non-Qualified Annuity and Life Insurance Contract Owners to effect the Substitutions. The Substitutions will not cause the Contract fees and charges currently being paid by Non-Qualified Annuity and Life Insurance Contract Owners to be greater after the Substitutions than before the Substitutions. The Substitutions will in no way alter the tax treatment of Non-Qualified Annuity and Life Insurance Contract Owners in connection with their Contracts. Indeed, the Substitutions are intended to preserve the tax treatment of the Non-Qualified Annuity and Life Insurance Contract Owners in connection with their Contracts. No tax liability will arise for Non-Qualified Annuity and Life Insurance Contract Owners as a result of the Substitutions.

Furthermore, Mutual of America will cause the Adviser to enter into a written contract with Investment Corporation II whereby, for a period of two years following the date of substitution for each Substitution (the “Substitution Date”), the Adviser will, at least as frequently as the last business day of each fiscal quarter, reimburse the expenses of the Replacement Portfolio to the extent that the net annual operating expenses of the Replacement Portfolio (i.e., after taking into account any other fee waivers or expense reimbursements) for such period exceed, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of

[10]

Any differences in equity portfolio holdings would solely be the result of differences in net assets between the Existing Portfolio and the corresponding Replacement Portfolio. While there may be differences in the specific fixed income portfolio holdings of the Existing Portfolios and the corresponding Replacement Portfolios due to the nature of fixed income instruments and markets, the characteristics of the holdings of the corresponding Portfolios will be substantially similar as a whole.

this Application (the “Expense Caps”). Any amounts waived or reimbursed by the Adviser will not be subject to recoupment rights. Any Expense Cap that applies to a Replacement Portfolio as a condition of this Application is separate and apart from any other contractual expense reimbursement agreement between Investment Corporation II and the Adviser. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense reimbursement agreement between Investment Corporation II and the Adviser, such other contractual expense reimbursement agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap. In addition, for each Substitution, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for the Non-Qualified Annuity and Life Insurance Contract Owners for a period of at least two years following the Substitution Date.

4.	Expand the Asset Bases of the Existing Portfolios

As previously discussed, Investment Corporation I intends to expand the asset bases of the Existing Portfolios by offering shares of the Existing Portfolios directly to the general public through the retail market. This initiative will generally benefit the Existing Portfolios and their beneficial owners by potentially reducing expense ratios and resulting in additional economies of scale for the Existing Portfolios. In light of this initiative, however, the Substitutions are necessary in order to preserve the favorable tax treatment of the Non-Qualified Annuity and Life Insurance Contracts.

C.	Comparison of the Portfolios

The Section 26 Applicants believe that the Substitutions will not disrupt Non-Qualified Annuity and Life Insurance Contract Owners’ essential investment expectations by allowing Non-Qualified Annuity and Life Insurance Contract Owners to continue their investments in substantially identical underlying funds (or, with respect to Substitution No. 8, a substantially similar underlying fund).

This section of the Application provides comparative information for the Existing Portfolio and Replacement Portfolio for each Substitution. Certain comparative information set forth below is not applicable to Substitution No. 8 because its Replacement Portfolio is not a clone of its Existing Portfolio, unlike the other Substitutions. For additional comparative information of the Existing Portfolio and the Replacement Portfolio for Substitution No. 8, see Appendix A.

1.	Investment Objectives, Strategies, and Risks

For each Substitution other than Substitution No. 8, the Section 26 Applicants confirm that the investment objectives, strategies, and risks of each Existing Portfolio and its corresponding Replacement Portfolio are identical. For Substitution No. 8, the Section 26 Applicants believe that the investment objectives, strategies, and risks of the Existing Portfolio and the Replacement Portfolio are substantially similar for the reasons set forth in Appendix A.

2.	Investment Adviser and Board of Directors

The Section 26 Applicants confirm that each Existing Portfolio and its corresponding Replacement Portfolio are managed by the same investment adviser (i.e., the Adviser). No Portfolio is currently managed by a sub-adviser. The Section 26 Applicants also confirm that the Existing Portfolios and the Replacement Portfolios will share a common board of directors (i.e., the Board) by the time the Replacement Portfolios become operational.

3.	Assets

The following table includes for each Substitution (i) the Existing Portfolio’s total net assets as of June 30, 2019; (ii) the approximate amount involved in the Substitution; (iii) the Existing Portfolio’s approximate net assets immediately after the Substitution; (iv) the Replacement Portfolio’s approximate net assets from direct investments immediately after the Substitution (including any seed money); and (v) the Replacement Portfolio’s aggregate approximate net assets including investments by the Funds of Funds immediately after the Substitutions (including any seed money). The Section 26 Applicants believe that the aggregate approximate net assets of the Replacement Underlying Funds are noteworthy because the Replacement Underlying Funds directly invest in the investment portfolios in which the Replacement Funds of Funds are indirectly invested.

TABLE II.C.

Sub. No.	Existing Portfolio Net Assets as of June 30, 2019	Approximate Amount Involved in Substitution	Existing Portfolio Approximate Net Assets Immediately After Substitution	Replacement Portfolio Approximate Net Assets from Direct Investments Immediately After Substitution		Replacement Portfolio Aggregate Approximate Net Assets Including Investments by Replacement Fund of Funds Immediately After Substitution***
1	$3,084,860,572	$51,259,661	$3,033,600,911	$51,259,661		$82,202,723
2	$300,338,854	$13,571,897	$286,766,957	$13,571,897		$13,571,897
3	$480,877,945	$6,778,772	$474,099,172	$6,778,772		$9,100,649
4	$563,922,005	$9,021,331	$554,900,674	$9,021,331		$11,343,208
5	$26,990,958	$556,487	$26,434,472	$2,898,571		$3,000,000
6	$91,770,066	$1,983,783	$89,786,283	$1,983,783		$1,983,783
7	$1,528,817,977	$32,601,290	$1,496,216,687	$32,601,290		$46,196,409
8	$185,760,447	$9,566,921	$176,193,525	N/A	**	N/A
9	$614,646,674	$651,196	$613,995,478	$651,196		$10,898,457
10	$205,862,026	$516,629	$205,345,397	$516,629		$2,134,412
11	$637,331,728	$3,081,423	$634,250,305	$3,081,423		$18,984,298
12	$1,473,472,312	$7,023,014	$1,466,449,298	$7,023,014		$31,728,602
13	$108,982,744	$1,571,922	$107,410,822	$1,571,922	*	N/A
14	$25,421,779	$531,500	$24,890,279	$531,500	*	N/A
15	$145,294,327	$5,395,692	$139,898,636	$5,395,692	*	N/A
16	$574,741,444	$15,572,908	$559,168,536	$15,572,908	*	N/A
17	$829,570,076	$18,165,275	$811,404,801	$18,165,275	*	N/A
18	$737,934,648	$11,522,540	$726,412,108	$11,522,540	*	N/A
19	$616,971,889	$4,983,181	$611,988,708	$4,983,181	*	N/A
20	$503,316,381	$4,278,351	$499,038,030	$4,278,351	*	N/A
21	$527,328,170	$1,787,459	$525,540,711	$1,787,459	*	N/A
22	$355,899,459	$1,357,171	$354,542,287	$1,357,171	*	N/A
23	$103,414,821	$564,852	$102,849,969	$564,852	*	N/A
24	$13,133,683	$116,534	$13,017,149	$116,534	*	N/A
25	$164,825,815	$8,344,333	$156,481,482	$8,344,333	*	N/A
26	$412,269,166	$12,998,524	$399,270,643	$22,565,445	*	N/A
27	$305,885,991	$4,999,708	$300,886,283	$4,999,708	*	N/A

*	These Substitutions involve Replacement Funds of Funds, which invest in multiple Replacement Underlying Funds, i.e., the Replacement Portfolios for Substitutions 1-12.
**

Moderate Allocation Portfolio of Investment Corporation II (the Replacement Portfolio) includes assets from the Composite Fund of Investment Corporation I (the Existing Portfolio). See “Replacement Portfolio Approximate Net Assets from Direct Investments Immediately After Substitution” for Substitution No. 26.

***	This column reflects allocation of the Replacement Funds of Funds among the Replacement Underlying Funds.

4.	Sales Charges, Fees, and Expenses

For each Substitution other than Substitution No. 8, the Section 26 Applicants confirm that each Existing Portfolio and its corresponding Replacement Portfolio have substantially identical charge and fee structures (with different expense ratios due to differences in net assets), as follows:

•	The Portfolios do not impose any front-end or back-end sales charges.

•	The Portfolios are subject to the same management fees.[11]

•	The Portfolios are not subject to Rule 12b-1, administrative, or shareholder servicing fees.

•

For each Substitution other than Substitution No. 8, each Existing Portfolio and its corresponding Replacement Portfolio are expected to bear the same types of “Other Expenses” (e.g., auditor expenses; legal and compliance expenses; expenses associated with preparing, printing, and mailing shareholder materials; custodian fees; taxes; insurance premiums; accounting and recordkeeping expenses), which will include a combination of fixed and asset-based expenses. Due to differences in the Portfolios’ net assets, and the fact that various Other Expenses are fixed costs (i.e., are not charged as a percentage of net assets), the Other Expenses of the Portfolios, as a percentage of their average daily net assets, are expected to differ.

•

For each Substitution other than Substitution No. 8, to the extent that an Existing Portfolio bears Acquired Fund Fees and Expenses through its investments in one or more underlying funds, its corresponding Replacement Portfolio will bear Acquired Fund Fees and Expenses associated with the same underlying fund(s). In such circumstances, the Portfolios’ Acquired Fund Fees and Expenses are expected to be substantially similar, although small differences may exist due to small differences in the Portfolios’ portfolio holdings during the period such Acquired Fund Fees and Expenses are calculated.

•

For each Substitution other than Substitution No. 8, the expense ratio of an Existing Portfolio is expected to be lower than the expense ratio of its corresponding Replacement Portfolio. Expense ratios are calculated as a percentage of average daily net assets, and each Existing Portfolio is expected to have more net assets than its corresponding Replacement Portfolio. Solely as a result of the differences in net assets between an Existing Portfolio and its corresponding Replacement Portfolio and the manner in which expense ratios are calculated (as a percentage of average daily net assets), such Replacement Portfolio is expected to have a higher expense ratio than such Existing Portfolio. Nonetheless, as a condition of this Application, the Adviser will enter into a written contract with Investment Corporation II whereby, for a period of two years following the Substitution Date for each Substitution, the Adviser will, at least as frequently as the last business day of each fiscal quarter, reimburse the expenses of the Replacement Portfolio to the extent that the net annual operating expenses of the Replacement Portfolio (i.e., after taking into account any other fee waivers or expense reimbursements) for such period exceed, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of this Application. Any amounts waived or reimbursed by the Adviser will not be subject to recoupment rights. Any Expense Cap that applies to a Replacement Portfolio as a condition of this Application is separate and apart from any other contractual expense reimbursement agreement between Investment Corporation II and the Adviser. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense reimbursement agreement between Investment Corporation II and the Adviser, such other contractual expense reimbursement agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

For each Substitution (other than Substitution No. 8), the following table compares the fees and expenses of the Existing Portfolio and the Replacement Portfolio, as stated in the Portfolios’ current prospectuses. The fees and expenses below do not reflect the operation of the Expense Caps, which are separate and apart from any expense reimbursement agreement between Investment Corporation II and the Adviser. Comparative information for Substitution No. 8 is included in Appendix A.

[11]

Neither the Existing Portfolios’ nor the Replacement Portfolios’ management fees are currently subject to breakpoint discounts. As such, each Existing Portfolio and its corresponding Replacement Portfolio will have the same management fees despite any differences in their net assets.

Sub. No.	Existing Portfolio	Management Fees[1]	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Fund Operating Expenses (Gross Expense Ratio)	Expense Reimbursement	Total Annual Fund Operating Expenses After Expense Reimbursement (Net Expense Ratio)
	Replacement Portfolio
1.	Equity Index Fund	0.08%	0.06%	N/A	0.14%	N/A	0.14%
	Equity Index Portfolio	0.08%	0.88%	N/A	0.96%	(0.82)%[2]	0.14%[2]
2.	All America Fund	0.40%	0.12%	N/A	0.52%	N/A	0.52%
	All America Portfolio	0.40%	1.61%	N/A	2.01%	(1.49)%[2]	0.52%[2]
3.	Small Cap Value Fund	0.75%	0.06%	N/A	0.81%	N/A	0.81%
	Small Cap Value Portfolio	0.75%	1.45%	N/A	2.20%	(1.39)% [2]	0.81%[2]
4.	Small Cap Growth Fund	0.75%	0.06%	N/A	0.81%	N/A	0.81%
	Small Cap Growth Portfolio	0.75%	1.41%	N/A	2.16%	(1.35)% [2]	0.81%[2]
5.	Small Cap Equity Index Fund	0.08%	1.54%	N/A	1.62%	(1.47)%	0.15%
	Small Cap Equity Index Portfolio	0.08%	3.02%	N/A	3.10%	(2.95)% [2]	0.15%[2]
6.	Mid Cap Value Fund	0.55%	0.10%	N/A	0.65%	N/A	0.65%
	Mid Cap Value Portfolio	0.55%	3.62%	N/A	4.17%	(3.52)% [2]	0.65%[2]
7.	Mid-Cap Equity Index Fund	0.08%	0.06%	N/A	0.14%	N/A	0.14%
	Mid-Cap Equity Index Portfolio	0.08%	0.99%	N/A	1.07%	(0.93)% [2]	0.14%[2]
9.	International Fund	0.08%	0.05%	0.22%	0.35%	N/A	0.35%
	International Portfolio	0.08%	1.02%	0.22%	1.32%	(0.97)% [2]	0.35%[2]
10.	Money Market Fund	0.15%	0.05%	N/A	0.20%	N/A	0.20%
	Money Market Portfolio	0.15%	2.94%	N/A	3.09%	(2.89)% [2]	0.20%[2]
11.	Mid-Term Bond Fund	0.40%	0.05%	N/A	0.45%	N/A	0.45%
	Mid-Term Bond Portfolio	0.40%	0.98%	N/A	1.38%	(0.93)% [2]	0.45%[2]
12.	Bond Fund	0.39%	0.06%	N/A	0.45%	N/A	0.45%
	Bond Portfolio	0.39%	0.97%	N/A	1.36%	(0.91)% [2]	0.45%[2]
13.	Retirement Income Fund	0.05%	0.03%	0.33%	0.41%	N/A	0.41%
	Retirement Income Portfolio	0.05%	3.99%	0.34%	4.38%	(3.96)%[3]	0.42%[3]
14.	2010 Retirement Fund	0.05%	0.11%	0.32%	0.48%	(0.11)%	0.37%
	2010 Retirement Portfolio	0.05%	11.49%	0.33%	11.87%	(11.49)% [3]	0.38%[3]
15.	2015 Retirement Fund	0.05%	0.02%	0.31%	0.38%	N/A	0.38%
	2015 Retirement Portfolio	0.05%	1.43%	0.32%	1.80%	(1.41)% [3]	0.39%[3]
16.	2020 Retirement Fund	0.05%	0.02%	0.30%	0.37%	N/A	0.37%
	2020 Retirement Portfolio	0.05%	0.75%	0.32%	1.12%	(0.73)% [3]	0.39%[3]
17.	2025 Retirement Fund	0.05%	0.01%	0.29%	0.35%	N/A	0.35%
	2025 Retirement Portfolio	0.05%	0.71%	0.31%	1.07%	(0.70)% [3]	0.37%[3]
18.	2030 Retirement Fund	0.05%	0.01%	0.27%	0.33%	N/A	0.33%
	2030 Retirement Portfolio	0.05%	0.93%	0.29%	1.27%	(0.92)% [3]	0.35%[3]
19.	2035 Retirement Fund	0.05%	0.02%	0.26%	0.33%	N/A	0.33%
	2035 Retirement Portfolio	0.05%	1.56%	0.27%	1.88%	(1.54)% [3]	0.34%[3]

20.	2040 Retirement Fund	0.05%	0.02%	0.27%	0.34%	N/A	0.34%
	2040 Retirement Portfolio	0.05%	1.71%	0.25%	2.01%	(1.69)% [3]	0.32%[3]
21.	2045 Retirement Fund	0.05%	0.02%	0.27%	0.34%	N/A	0.34%
	2045 Retirement Portfolio	0.05%	4.22%	0.26%	4.53%	(4.20)% [3]	0.33%[3]
22.	2050 Retirement Fund	0.05%	0.02%	0.28%	0.35%	N/A	0.35%
	2050 Retirement Portfolio	0.05%	3.35%	0.25%	3.65%	(3.33)% [3]	0.32%[3]
23.	2055 Retirement Fund	0.05%	0.06%	0.29%	0.40%	N/A	0.40%
	2055 Retirement Portfolio	0.05%	14.19%	0.26%	14.50%	(14.13)% [3]	0.37%[3]
24.	2060 Retirement Fund	0.05%	1.49%	0.29%	1.83%	(1.49)%	0.34%
	2060 Retirement Portfolio	0.05%	50.34%	0.27%	50.66%	(50.34)% [3]	0.32%[3]
25.	Conservative Allocation Fund	0.00%	0.02%	0.34%	0.36%	N/A	0.36%
	Conservative Allocation Portfolio	0.00%	1.15%	0.34%	1.49%	(1.13)% [3]	0.36%[3]
26.	Moderate Allocation Fund	0.00%	0.02%	0.26%	0.28%	N/A	0.28%
	Moderate Allocation Portfolio	0.00%	0.63%	0.26%	0.89%	(0.61)% [3]	0.28%[3]
27.	Aggressive Allocation Fund	0.00%	0.02%	0.26%	0.28%	N/A	0.28%
	Aggressive Allocation Portfolio	0.00%	1.53%	0.27%	1.80%	(1.51)% [3]	0.29%[3]

[1]	The Portfolios’ management fees are not subject to breakpoints.
[2]

The Adviser has contractually agreed beginning as of the inception of the Portfolio to reimburse the Portfolio’s expenses to the extent that the Total Annual Portfolio Operating Expenses exceed the stated Total Annual Portfolio Operated Expenses After Expense Reimbursement (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation may not be terminated before April 30, 2023, and will continue for each succeeding 12 month period thereafter, unless either Investment Corporation II (at the direction of its Board) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to Investment Corporation II within a 45 calendar day period prior to the next April 30.

[3]

The Adviser has contractually agreed beginning as of the inception of the Portfolio to reimburse the Portfolio’s expenses to the extent that the Total Annual Portfolio Operating Expenses exceed the Portfolio’s Acquired Portfolio Fees and Expenses plus an amount specified in the Portfolio’s prospectus (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation may not be terminated before April 30, 2023, and will continue for each succeeding 12 month period thereafter, unless either the Investment Corporation II (at the direction of its Board) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Corporation II within a 45 calendar day period prior to the next April 30.

*	The Portfolios’ do not have sales charges or Rule 12b-1 fees. Rule 12b-1fees cannot be charged without shareholder approval.

5.	Performance Histories

The Replacement Portfolios will not begin operations until the Substitutions are performed, and therefore have no performance histories to compare to the Existing Portfolios. However, for each Substitution other than Substitution No. 8, because each Existing Portfolio and its corresponding Replacement Portfolio have identical investment objectives, and strategies and substantially identical fee structures (with different expense ratios due to differences in net assets), and are expected to have identical or substantially similar investment portfolios, the Adviser expects the Portfolios to have substantially similar performance in the future.

The Section 26 Applicants confirm that for each Substitution other than Substitution No. 8, each Existing Portfolio and its corresponding Replacement Portfolio will have the same benchmark indexes.

D.	Policies and Procedures for the Substitutions

1.	Redemption and Purchase of Shares

The Companies will execute the Substitutions as soon as practicable following the issuance of the requested order in connection with this Application and the completion of administrative, operational, and technological changes necessary or convenient with respect to the Substitutions, and the Companies may need to effect the Substitutions over a period of time for administrative reasons. On the Substitution Date for a Substitution, the Separate Accounts will redeem shares of the applicable Existing Portfolio for cash and/or in-kind.12 The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio.

Redemption requests and purchase orders will be placed simultaneously so that the Non-Qualified Annuity and Life Insurance Contract values will remain fully invested at all times. Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Non-Qualified Annuity and Life Insurance Contracts. As such, the Section 26 Applicants believe that the procedures to be implemented are sufficient to assure that each Non-Qualified Annuity and Life Insurance Contract Owner’s cash values immediately after any Substitution will be equal to the cash value immediately before the Substitution, and all benefits to which each Non-Qualified Annuity Life Insurance Contract Owner is entitled will have the same value immediately after any Substitution as immediately before the Substitution.

Non-Qualified Annuity and Life Insurance Contract Owners will not incur any fees or charges as a result of the Substitutions. The obligations of the Section 26 Applicants, and the rights of the Non-Qualified Annuity and Life Insurance Contract Owners, under the Contracts will not be altered in any way. The Companies and/or their affiliates (other than Investment Corporation II) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses, and other fees and expenses. No fees or charges will be paid by the Non-Qualified Annuity and Life Insurance Contract Owners to effect the Substitutions. The Substitutions will not cause the Contract fees and charges currently being paid by Non-Qualified Annuity and Life Insurance Contract Owners to be greater after any Substitution than before the Substitution.

In addition, the Substitutions will in no way alter the tax treatment of affected Contract Owners in connection with their Contracts, and no tax liability will arise for Contract Owners as a result of the Substitutions. Indeed, the Substitutions are intended to preserve the tax treatment of the Non-Qualified Annuity and Life Insurance Contract Owners in connection with their Contracts.

Redemptions and repurchases that occur in connection with effecting a Substitution will not count as a transfer for purposes of transfer limitations and fees, if any, that would otherwise be applicable under the terms of the Contracts. From the date of the Pre-Substitution Notice, as defined below, through 30 days following the Substitution Date, Non-Qualified Annuity and Life Insurance Contract Owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on a Substitution Date, values under Non-Qualified Annuity and Life Insurance Contracts attributable to investments in the applicable Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, for each Substitution, except with respect to frequent trading restrictions described in the Contracts’ prospectuses, the Companies will not exercise any rights reserved under their policies to impose restrictions on transfers between the subaccounts for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

[12]

All in-kind redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group. See Signature Financial Group (pub. avail. Dec. 28, 1999) (the “Signature no-action letter”).

Finally, before effecting any Substitution, the Companies shall have satisfied themselves that (i) the Contracts allow the substitution of shares of portfolios in the manner contemplated by the Application, (ii) the Substitutions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	Limits on Expenses

Consistent with the requirements of substitution orders granted by the Commission in the past, Mutual of America will cause the Adviser to enter into a written contract with Investment Corporation II whereby, for a period of two years following the Substitution Date for each Substitution, the Adviser will, at least as frequently as the last business day of each fiscal quarter, reimburse the expenses of the Replacement Portfolio to the extent that the net annual operating expenses of the Replacement Portfolio (i.e., after taking into account any other fee waivers or expense reimbursements) for such period exceed, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of this Application. Any amounts waived or reimbursed by the Adviser will not be subject to recoupment rights. Any Expense Cap that applies to a Replacement Portfolio as a condition of this Application is separate and apart from any other contractual expense reimbursement agreement between Investment Corporation II and the Adviser. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense reimbursement agreement between Investment Corporation II and the Adviser, such other contractual expense reimbursement agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap. In addition, for each Substitution, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for the Non-Qualified Annuity and Life Insurance Contract Owners for a period of at least two years following the Substitution Date.

3.	Contract Owner Notification

For each Substitution, at least 30 days prior to the Substitution Date, Non-Qualified Annuity and Life Insurance Contract Owners will be notified via prospectus supplements (i) that the Section 26 Applicants received or expect to receive Commission approval of the Substitution and (ii) of the anticipated Substitution Date (the “Pre-Substitution Notice”). Pre-Substitution Notices sent to Non-Qualified Annuity and Life Insurance Contract Owners (including Inactive Contract Owners) will be filed with the Commission pursuant to Rule 497(e) under the 1933 Act.

In addition, for each Substitution, the Pre-Substitution Notice will:

•

Give Non-Qualified Annuity and Life Insurance Contract Owners notice of the applicable Company’s intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolio as described herein on the Substitution Date;

•	Advise Non-Qualified Annuity and Life Insurance Contract Owners of their pre- and post-Substitution rights;

•	Instruct Non-Qualified Annuity and Life Insurance Contract Owners how to submit transfer requests in light of the Substitution; and

•

Advise Non-Qualified Annuity and Life Insurance Contract Owners that any Contract value remaining in a subaccount that invests in the Existing Portfolio on the Substitution Date will be transferred to a subaccount investing in the corresponding Replacement Portfolio, and that the Substitution will take place at relative net asset value.

For each Substitution, the Section 26 Applicants will also deliver to affected Non-Qualified Annuity and Life Insurance Contract Owners (including Inactive Contract Owners), at least 30 days before the Substitution Date, a prospectus for the Replacement Portfolio. In addition, within five business days after the Substitution Date, Non-Qualified Annuity and Life Insurance Contract Owners (including Inactive Contract Owners) whose assets were allocated to the Replacement Portfolio as part of the Substitution will be sent a written notice (a “Confirmation”) informing them that the Substitution was carried out as previously notified. The Confirmation will also restate the information set forth in the Pre-Substitution Notice with respect to transfer rights. The Confirmation will also reflect the values of the Non-Qualified Annuity or Life Insurance Contract Owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

4.	State Approval

The Companies will seek approval of the Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

III.	REQUEST FOR AN ORDER OF APPROVAL UNDER SECTION 26(c) OF THE 1940 ACT

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from the initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.13 The section was designed to forestall the ability of a depositor to present holders of an interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described in this Application, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

B.	Basis for a Section 26(c) Order

As previously indicated, the Companies have reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts’ prospectuses disclose this right. For the reasons discussed in Section II.B. of this Application, the Section 26 Applicants believe that the Substitutions are in the best interests of the Non-Qualified Annuity and Life Insurance Contract Owners. In addition, the Section 26 Applicants believe that the Substitutions meet the standards that the Commission and its Staff have applied to substitutions that have been approved in the past.14

[13]	House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).
[14]

See, e.g., Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-33586 (Aug. 9, 2019) (Order), File No. 812-14856; American Fidelity Assurance Company, et al., Rel. No. IC-33345 (Jan. 28, 2019) (Order), File No. 812-14822; AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; The Guardian Insurance & Annuity Company, Inc., et. al., Rel. No. IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; Commonwealth Annuity and Life Insurance Company, et. al., Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; Transamerica Life Insurance Company, et. al., Rel. No. IC-32603 (Apr. 19, 2017) (Order), File No. 812-14490; Allianz Life Insurance Company of North America, et al., Rel. No. IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580; New York Life Insurance and Annuity Corporation, et al., Rel. No. IC. 32227 (Aug. 23, 2016) (Order), File No. 812-14589; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31993 (Feb, 19, 2016) (Order) File No. 812-14449; Horace Mann Life Insurance Company, et al., Rel. No. IC-31744 (Aug. 7, 2015) (Order) File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-31599 (May 12, 2015) (Order) File No. 812-14302; Pacific Life Insurance Company, et al., Rel. No. IC-31499 (Mar. 6, 2015) (Order) File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order) File No. 812-14221; Minnesota Life Insurance Company, et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order) File No. 812-14063; AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036; Pruco Life Insurance Company, et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order) File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order) File No. 812-13700; Nationwide Life Insurance Company, et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-28699(Apr. 20, 2009) (Order) File No. 812-13588.

The Section 26 Applicants submit that the Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemptions, nor will they affect any other aspects of the Contracts. In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase of the Contracts to allocate and reallocate their Contract values among the investment options available under the Contracts. Accordingly, after the Substitutions, each Non-Qualified Annuity and Life Insurance Contract Owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract. In this regard, the Substitutions retain for Non-Qualified Annuity and Life Insurance Contract Owners the investment flexibility that is a central feature of the Contracts.

Moreover, for each Substitution, the Section 26 Applicants will offer Non-Qualified Annuity and Life Insurance Contract Owners the opportunity to transfer amounts out of the affected subaccounts which, as with all transfers under the Contracts, will be without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfers) for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Non-Qualified Annuity and Life Insurance Contract Owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date. This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Non-Qualified Annuity and Life Insurance Contract Owners. The Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

The Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the Substitutions will not affect the type of benefits offered by the Companies under the Contracts, or numerous other rights and privileges associated with the Contracts. In deciding to purchase the Contract, a Contract owner may have considered a Company’s financial condition or reputation for service. These factors will not change as a result of the Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any Non-Qualified Annuity and Life Insurance Contract Owner.

IV.	REQUEST FOR AN ORDER UNDER SECTION 17(b) OF THE 1940 ACT

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out some or all of the Substitutions.

A.	Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; . . . (E) if such other person is an investment company, any investment adviser thereof . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because the Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases (“In-Kind Transactions”), the Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts.

Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios. Accordingly, to the extent that the Companies, the Separate Accounts, the Adviser, Investment Corporation II, or the Replacement Portfolios are deemed to be affiliated persons of one another under Section 2(a)(3) or Section 2(a)(9) of the 1940 Act, it is conceivable that this aspect of the Substitutions could be viewed as being prohibited by Section 17(a). As such, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application.15

Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1)	The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)	The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3)	The proposed transaction is consistent with the general purposes of [the 1940 Act].

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons in this Application, the terms of the proposed In-Kind Transactions of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions by the Separate Accounts will be consistent with the policies of Investment Corporation II and the Replacement Portfolios, as recited in Investment Corporation II’s registration statement. Finally, the Section 17 Applicants submit that the Substitutions are consistent with the general purposes of the 1940 Act.

1.	Reasonableness and Fairness and the Absence of Overreaching

To the extent that the In-Kind Transactions by the Separate Accounts of the Replacement Portfolios’ shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to ensure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair, and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Non-Qualified Annuity Contract or any Life Insurance Contract. The Substitutions will in no way alter

[15]

The Signature no-action letter cannot be relied upon by the Replacement Portfolios with respect to sales of their shares to the Companies in exchange for securities rather than cash. As previously noted in the Application, any redemptions in kind effected in connection with the Substitutions would be executed in accordance with the Signature no-action letter.

the tax treatment of Non-Qualified Annuity and Life Insurance Contract Owners in connection with their Contracts, and no tax liability will arise for Non-Qualified Annuity and Life Insurance Contract Owners as a result of the Substitutions. The fees and charges under the Non-Qualified Annuity and Life Insurance Contracts will not increase because of the Substitutions. Even though the Company, the Separate Accounts, the Adviser, Investment Corporation II, and the Replacement Portfolios may not rely on Rule 17a-7, the Section 17 Applicants believe that the rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,16 and then adopted,17 Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all, of the conditions of Rule 17a-7, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the rule would be provided in substance.

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended Rule 17a-7 in 1981 also to exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, Rule 17a-7 only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. Specifically, the Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the [1940] Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the [1940] Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.18

The Board has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which each series of the Investment Corporation II may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the Substitutions will be such as to offer the

[16]	Rel. No. IC-4604 (May 20, 1966).
[17]	Rel. No. IC-4697 (Sept. 8, 1966).
[18]	Rel. No. IC-11136 (Apr. 21, 1980) (proposing release).

same degree of protection to each Replacement Portfolio from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under Rule 17a-7 in the ordinary course of their business. In particular, the Companies, the Separate Accounts, or any of their affiliates, cannot effect the proposed transactions at a price that is disadvantageous to any Non-Qualified Annuity Contract or Life Insurance Contract Owner. Although the transactions may not be entirely for cash, each will be effected based upon (i) the independent current market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (ii) the net asset value per share of each Existing Portfolio and Replacement Portfolio involved valued in accordance with the procedures disclosed in their respective investment company registration statement and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid to any party in connection with the proposed In-Kind Transactions.

2.	Consistency with the Policy of Each Registered Investment Company Concerned

The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed In-Kind Transactions, is consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, each respective Replacement Portfolio will examine the portfolio securities being offered to such Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

3.	Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the “Findings and Declaration of Policy” in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected when:

[I]nvestment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities . . . .

For all the reasons stated in this Application, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed In-Kind Transactions.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.19 In these cases, the Commission issued an order

[19]

See, e.g., AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; Commonwealth Annuity and Life Insurance Company et al. Rel. No. IC-32644 (May 23, 2017) (Order), File No. 812-14646; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order), File No. 812-14221; Minnesota Life Insurance Company, et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order), File No. 812-14063; Mutual of America Life Insurance Company, et al., Rel. No. IC-30335 (Dec. 31, 2012) (Order), File No. 812-14059; Pruco Life Insurance Company, et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order), File No. 812-13903; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order), File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. IC-29505 (Nov. 22, 2010) (Order), File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., Rel. No. IC-28815 (July 8, 2009) (Order), File No. 812-13495; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order), File No. 812-13588.

pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.	Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting the Company, the Separate Accounts, the Adviser, Investment Corporation II, and each Replacement Portfolio from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit the Companies on behalf of the Separate Accounts to carry out, as part of the Substitutions, the In-Kind Transactions of the Replacement Portfolios, which may be deemed to be prohibited by Section 17(a) of the 1940 Act.

The Section 17 Applicants represent that the proposed In-Kind Transactions meet all of the requirements of Section 17(b) of the 1940 Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

V.	CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants submit that the Substitutions meet the standards of Section 26(c) of the 1940 Act, and the Section 17 Applicants respectively submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act. As such, the Section 26 Applicants and the Section 17 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and exemption pursuant to Section 17(b) of the 1940 Act, respectively, and that such order be made effective as soon as possible.

VI.	APPLICANTS’ CONDITIONS

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

The Substitutions will not be effected unless the Companies determine that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Application; (ii) the Substitutions can be consummated as described in this Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.

The Companies or an affiliate thereof (other than Investment Corporation II) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be paid by Non-Qualified Annuity and Life Insurance Contract Owners to effect the Substitutions. The Substitutions will not cause the Contract fees and charges currently being paid by Non-Qualified Annuity and Life Insurance Contract Owners to be greater after the Substitution than before the Substitution.

3.

The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Non-Qualified Annuity Contract or Life Insurance Contract.

4.

The Substitutions will in no way alter the tax treatment of Non-Qualified Annuity and Life Insurance Contract Owners in connection with their Contracts, and no tax liability will arise for Non-Qualified Annuity and Life Insurance Contract Owners as a result of the Substitutions.

5.

The obligations of the Section 26 Applicants, and the rights of the Non-Qualified Annuity and Life Insurance Contract Owners, under the Non-Qualified Annuity and Life Insurance Contracts will not be altered in any way.

6.

For each Substitution, Non-Qualified Annuity and Life Insurance Contract Owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available subaccount without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except with respect to any frequent trading restrictions described in the relevant prospectus, the Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.

For each Substitution, all Non-Qualified Annuity and Life Insurance Contract Owners will be notified via the Pre-Substitution Notice, at least 30 days before the Substitution Date, about: (i) the intended Substitution of the Existing Portfolio with the Replacement Portfolio; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 6 above. In addition, for each Substitution, the Section 26 Applicants will also deliver to Non-Qualified Annuity and Life Insurance Contract Owners, at least 30 days before the Substitution Date, a prospectus for the applicable Replacement Portfolio.

8.

For each Substitution, the Section 26 Applicants will deliver to each Non-Qualified Annuity and Life Insurance Contract Owner within five business days after the Substitution Date, a written confirmation which will include: (i) a confirmation that the Substitution was carried out as previously notified; (ii) a restatement of the information regarding transfers set forth in the Pre-Substitution Notice regarding transfer rights; and (iii) values of the Non-Qualified Annuity and Life Insurance Contract Owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

9.

Mutual of America will cause the Adviser, as the investment adviser of the Replacement Portfolios, to enter into a written contract with Investment Corporation II whereby, for a period of two years following the Substitution Date for each Substitution, the Adviser will, at least as frequently as the last business day of each fiscal quarter, reimburse the expenses of the Replacement Portfolio to the extent that the net annual operating expenses of the Replacement Portfolio (i.e., after taking into account any other fee waivers or expense reimbursements) for such period exceed, on an annualized basis, the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of this Application. Any amounts waived or reimbursed by the Adviser will not be subject to recoupment rights. In addition, for each Substitution, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for the Non-Qualified Annuity and Life Insurance Contract Owners for a period of at least two years following the Substitution Date.

VII.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VIII.	REQUEST FOR ORDERS OF APPROVAL AND EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 26(c) and 17(b) of the 1940 Act granting the approval and exemption, respectively, sought by this Application. The Applicants submit that the requested approval and exemption are necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

IX.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

320 Park Avenue, New York, New York 10022

The Applicants further state that all questions concerning this Application should be directed to:

Thomas E. Bisset, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

Telephone: 202.383.0118

X.	AUTHORIZATIONS

All requirements of the charter documents of the Applicants have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of each Applicant is fully authorized to do so. Pursuant to Rule 0-2(c) of the 1940 Act, certified copies of the resolutions authorizing the officers of the Applicants to sign and file the Application are attached as Appendix B-1 through B-4 hereto.

XI.	SIGNATURES

Mutual of America Life Insurance Company Mutual of America Separate Account No. 2 Mutual of America Separate Account No. 3	By:	/s/ James J. Roth
James J. Roth Senior Executive Vice President and General Counsel

Wilton Reassurance Life Company of New York American Separate Account 2 American Separate Account 3		Mutual of America Life Insurance Company, authorized signatory

	By:	/s/ James J. Roth
James J. Roth Senior Executive Vice President and General Counsel

Mutual of America Variable Insurance Portfolios, Inc.	By:	/s/ James J. Roth
James J. Roth President

Mutual of America Capital Management LLC	By:	/s/ Joseph Gaffoglio
Joseph Gaffoglio Executive Vice President and Chief Operating Officer

XII.	VERIFICATIONS

The undersigned states that he has duly executed this Application, dated August 20, 2019, for and on behalf of:

Mutual of America Life Insurance Company

Mutual of America Separate Account No. 2

Mutual of America Separate Account No. 3

The undersigned further states that he is the Senior Executive Vice President and General Counsel of Mutual of America Life Insurance Company, which is also the depositor of each Separate Account, and that all actions by all bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with this Application and the contents thereof, and that the facts set forth in this Application are true to the best of his knowledge, information, and belief.

By:	/s/ James J. Roth
James J. Roth
Senior Executive Vice President and General Counsel

The undersigned states that he has duly executed this Application, dated August 20, 2019, for and on behalf of:

Wilton Reassurance Life Company of New York

American Separate Account 2

American Separate Account 3

The undersigned further states that he is the Senior Executive Vice President and General Counsel of Mutual of America Life Insurance Company, which is authorized to act on behalf of Wilton Reassurance Life Company of New York, which is also the depositor of each Separate Account, and that all actions by all bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with this Application and the contents thereof, and that the facts set forth in this Application are true to the best of his knowledge, information, and belief.

By:	/s/ James J. Roth
James J. Roth
Senior Executive Vice President and General Counsel

The undersigned states that he has duly executed this Application, dated August 20, 2019, for and on behalf of Mutual of America Variable Insurance Portfolios, Inc., that he is President thereof, and that all actions by all bodies necessary to authorize the undersigned to execute and file this Application have been taken. The undersigned further states that he is familiar with this Application and the contents thereof, and that the facts set forth in this Application are true to the best of his knowledge, information, and belief.

By:	/s/ James J. Roth
James J. Roth
President

The undersigned states that he has duly executed this Application, dated August 20, 2019, for and on behalf of Mutual of America Capital Management LLC, that he is Executive Vice President and Chief Operating Officer thereof, and that all actions by all bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with this Application and the contents thereof, and that the facts set forth in this Application are true to the best of his knowledge, information, and belief.

By:	/s/ Joseph Gaffoglio
Joseph Gaffoglio
Executive Vice President and Chief Operating Officer

APPENDIX A

COMPARATIVE PORTFOLIO INFORMATION FOR SUBSTITUTION NO. 8

This appendix provides additional information about the Existing Portfolio and the Replacement Portfolio for Substitution No. 8. Unlike the other Substitutions, Substitution No. 8 does not include a Replacement Portfolio that is a clone of the Existing Portfolio.

The Section 26 Applicants have carefully reviewed Substitution No. 8 with the goal of preserving the Non-Qualified Annuity and Life Insurance Contract Owners’ essential investment expectations. In that regard, and for the reasons set forth below, the Section 26 Applicants submit that the Existing Portfolio and the Replacement Portfolio in Substitution No. 8 have substantially similar investment profiles, and the expense ratio of the Replacement Portfolio is lower than the expense ratio of the Existing Portfolio. As such, the Section 26 Applicants believe that the essential investment expectations of the Non-Qualified Annuity and Life Insurance Contract Owners’ will be preserved under Substitution No. 8.

Investment Objective, Principal Investment Strategies, and Principal Risks and Investment Portfolios

The first table below compares the Portfolios’ investment objectives, principal investment strategies, and principal risks. The investment objective, strategy, and risk information contained in the first table is a replication of the disclosure contained in the summary section of the Portfolios’ current prospectuses as of the date of this Application. Defined terms in that replicated disclosure are not otherwise defined terms for purposes of this Application.

The second table below contains investment portfolio data reported by Morningstar Inc. (“Morningstar”) as of March 31, 2019 or December 31, 2019, as applicable depending on the most recent data reported by Morningstar for both of the compared Portfolios. This table compares the investment portfolio of the Existing Portfolio to the investment portfolio of the Moderate Allocation Fund of Investment Corporation I (“Moderate Allocation Fund I”). The Replacement Fund (i.e., the Moderate Allocation Portfolio of Investment Corporation II) will not begin operations until the Substitution is performed, and therefore there is no investment portfolio data for the Replacement Portfolio to compare to the Existing Portfolio. However, the Replacement Portfolio will be a clone of Moderate Allocation Fund I. As such, the investment portfolio data for Moderate Allocation Fund I is used as a proxy for comparing the investment portfolio data of the Existing Portfolio and the Replacement Portfolio.

The tables are followed by a brief explanation of why the Section 26 Applicants believe that, despite any differences between them, the Existing Portfolio’s and the Replacement Portfolio’s investment profiles are substantially similar, and that the essential objectives and expectations of Non-Qualified Annuity and Life Insurance Contract Owners will continue to be met after the Substitution.

Existing Portfolio	Replacement Portfolio
Composite Fund	Moderate Allocation Portfolio

Investment Objective	Investment Objective
The Fund seeks capital appreciation and current income by investing in a diversified portfolio of common stocks, debt securities and money market instruments.	The Portfolio seeks capital appreciation and current income.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests a portion of its assets in equity and in fixed income (including money market) securities, where the portion in each category of securities will vary based on Mutual of America Capital Management LLC’s (the “Adviser”) view of current economic and market conditions.

•  The equity portion of the Fund is invested in stocks in the S&P 500® Index, as selected by the large cap equity manager of the Adviser. The Adviser generally invests in stocks that it considers undervalued, or to have attractive growth potential, and with the potential for investment returns that outperform their peer companies.

•  The fixed income portion of the Fund is invested primarily in investment-grade debt securities issued by U.S. corporations or by the U.S. Government or its agencies, including mortgage-backed securities, as managed by the fixed income and mortgage-backed securities managers of the Adviser. The Adviser evaluates each security to be purchased and selects securities based on maturity, credit quality as determined by fundamental analysis and interest income anticipated to be generated.

•  The money market portion of the Fund invests in debt securities with a remaining maturity of 397 calendar days or less that present minimal credit risks.

•  Although the Fund only purchases investment-grade bonds, the Fund may continue to hold certain corporate bonds in the Fund’s portfolio that are downgraded to below investment grade, commonly referred to as “junk bonds.”

•  The Portfolio invests both in equity and fixed income shares of other funds of the Investment Company (“IC Portfolios”).

•  The Portfolio’s target allocation currently is approximately 60% of net assets in equity IC Portfolios and approximately 40% of net assets in fixed income IC Portfolios.

•  The Portfolio seeks to maintain approximately 35% of its net assets in the Equity Index Portfolio, approximately 15% of its net assets in the Mid-Cap Equity Index Portfolio and approximately 10% of its net assets in the International Portfolio.

•  The Portfolio seeks to maintain approximately 25% of its net assets in the Bond Portfolio and approximately 15% of its net assets in the Mid-Term Bond Portfolio.

Principal Investment Risks	Principal Investment Risks

•  General risk: The Fund may not achieve its investment objective. An investment in the Fund could decline in value, and you could lose money by investing in the Fund.

•  Active Management risk: The portfolio manager’s judgments about the attractiveness, value or potential appreciation of the Fund’s investments may prove to be incorrect. The Fund could underperform in comparison to other funds with a similar benchmark or similar objectives and investment strategies if the Fund’s overall investment selections or strategies fail to produce the intended results.

•  Company risk: The price of the stock of a particular company can vary based on a variety of factors, such as the company’s financial performance, changes in management and product trends, and the potential for takeover and acquisition. The prices of equity securities of smaller companies may fluctuate more than for more established companies. The equity

•  General risk: The Portfolio may not achieve its investment objective. An investment in the Portfolio could decline in value, and you could lose money by investing in the Portfolio.

•  Underlying Portfolio risk: [The] Portfolio’s ability to achieve its investment objective will depend largely on the performance of the selected underlying Portfolios. There can be no assurance that either the Portfolio or the underlying Portfolios will achieve its investment objective. [The] Portfolio is subject to the same risks as the underlying Portfolios in which it invests. The Portfolio generally invests 60% of its assets in equity IC Portfolios and 40% of its assets in fixed income IC Portfolios; therefore the Portfolio is subject to both equity and fixed income risk. These risks include Market, Large Cap, Mid-Cap, Stock, Fixed Income and Foreign Investment risks, which are described in more detail in the “Principal Risks” section of the prospectus.

securities of smaller companies may not be traded as often as for larger companies, therefore it may be difficult to trade securities at a desirable price. Investments in companies with small market capitalizations generally offer greater opportunities for appreciation, but are associated with more risks than for established companies.

•  Market risk: The risk that prices of securities will go down because of the interplay of market forces may affect a single issuer, industry or sector of the economy or may affect the market as a whole.

•  Large-cap risk: Larger, more established companies may be unable to respond quickly to new competitive challenges and also may not be able to attain the high growth rate of successful smaller companies.

•  Stock risk: The value of your investment will go up or down, depending on movements in the stock markets. The investment results may be better or worse than the results for the stock markets taken as a whole, or than the results of other funds that invest in the same types of securities.

•  Mortgage risk: The duration of mortgage-related securities and interest rates tend to move together. As interest rates rise, the duration of mortgage-related securities extends (referred to as “extension risk”) and as interest rates fall, mortgage-related securities are often prepaid at a faster rate (referred to as “pre-payment risk”). Because of interest rate changes, it is not possible to predict the realized yield or average life of a mortgage-backed security.

•  Fixed Income risk: The value of your investment will go up or down depending on movements in the bond markets.

•  Interest rate risk: Fixed income securities have an inverse relationship to interest rates, such that as interest rates rise, bond values decrease, and the Fund faces a heightened level of interest rate risk under current conditions because interest rates are near historically low levels.

•  Corporate debt risk: During periods of economic uncertainty, the value of corporate debt securities may decline relative to the value of U.S. government debt securities. Debt obligations are subject to the risk that issuers may not be able to pay off the principal and interest when due.

•  Credit risk: Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due.

•  Active Management risk: The portfolio manager’s judgments about the attractiveness, value or potential appreciation of the Portfolio’s investments may prove to be incorrect. The Portfolio could underperform in comparison to other portfolios with a similar benchmark or similar objectives and investment strategies if the Portfolio’s overall investment selections or strategies fail to produce the intended results.

•  Market risk: The risk that prices of securities will go down because of the interplay of market forces may affect a single issuer, industry or sector of the economy or may affect the market as a whole.

•  Stock risk: The value of your investment will go up or down, depending on movements in the stock markets. The investment results may be better or worse than the results for the stock markets taken as a whole, or than the results of other portfolios that invest in the same types of securities.

•  Large-cap risk: Larger, more established companies may be unable to respond quickly to new competitive challenges and also may not be able to attain the high growth rate of successful smaller companies.

•  Mid-cap risk: Mid-cap stocks experience more market risk and sharper price fluctuations than for large-cap stocks due to the fact that the earnings of mid-size companies tend to be less predictable and the stocks are traded less frequently. At times it may be difficult for [the] Portfolio to sell mid-cap stocks at a price equal to their value.

•  Foreign Investment risk: Foreign markets are subject to the risk of change in currency or exchange rates, economic and political trends in foreign countries, less liquidity, more volatility, more difficulty in enforcing contractual obligations, higher transaction costs and less government supervision and other reporting regulations and requirements than domestic markets. Foreign investment risks are greater in emerging markets than in developed markets. Domestic equities indices could outperform the MSCI EAFE Index for periods of time. The International Portfolio, in which the Portfolio invests, may invest substantially all or a significant portion of its assets in ETFs.

•  Call risk: When interest rates decline, an issuer may have an option to call the securities before maturity, resulting in reduced income.

•  Non-investment grade debt risk: Non-investment grade debt obligations, known as “junk bonds,” have a higher risk of default and tend to be less liquid than higher-rated securities.

•  Liquidity risk: The prices of debt securities may be subject to significant volatility, particularly as markets become less liquid due to limited dealer inventory of corporate bonds.

•  Extension risk: Mortgage-related and other asset-backed securities are subject to the risk that the issuer of such a security pays back the principal of such an obligation later than expected. This may occur when interest rates rise, and this may negatively affect fund returns.

•  Prepayment risk: Mortgage-related and other asset-backed securities are subject to the risk that the issuer of such a security pays back the principal of such an obligation earlier than expected. This may occur when interest rates decline, and may negatively affect Fund returns.

•  Money Market instrument risk: Money Market instruments may decline in value, based on the performance of the issuer or changes in prevailing interest rates. The returns on money market instruments can be adversely affected when yields on eligible investments are low.

•  Mortgage risk: The duration of mortgage-related securities and interest rates tend to move together. As interest rates rise, the duration of mortgage-related securities extends and as interest rates fall, mortgage-related securities are often prepaid at a faster rate. Because of interest rate changes, it is not possible to predict the realized yield or average life of a mortgage-backed security.

•  Zero Coupon risk: Zero coupon securities and discount notes do not pay interest prior to maturity and therefore may be more difficult to sell during periods of interest rate changes. The market value of debt securities declines as interest rates rise; therefore the Portfolio may lose value if it sells zero coupon securities prior to their maturity date.

•  Fixed Income risk: The value of your investment will go up or down depending on movements in the bond markets.

•  Interest rate risk: Fixed income securities have an inverse relationship to interest rates, such that as interest rates rise, bond values decrease, and the Portfolio faces a heightened level of interest rate risk under current conditions because interest rates are near historically low levels.

•  Corporate debt risk: During periods of economic uncertainty, the value of corporate debt securities may decline relative to the value of U.S. government debt securities. Debt obligations are subject to the risk that issuers may not be able to pay off the principal and interest when due.

•  Credit risk: Debt obligations are generally subject to the risk that the issuer may be unable to make principal and interest payments when they are due.

•  Call risk: When interest rates decline, an issuer may have an option to call the securities before maturity, resulting in reduced income.

•  Non-investment grade debt risk: Non-investment grade debt obligations, known as “junk bonds,” have a higher risk of default and tend to be less liquid than higher-rated securities.

•  Liquidity risk: The prices of debt securities may be subject to significant volatility, particularly as markets become less liquid due to limited dealer inventory of corporate bonds.

•  Extension risk: Mortgage-related and other asset-backed securities are subject to the risk that the issuer of such a security pays back the principal of such an obligation later than expected. This may occur when interest rates rise, and this may negatively affect portfolio returns.

•  Prepayment risk: Mortgage-related and other asset-backed securities are subject to the risk that the issuer of such a security pays back the principal of such an obligation earlier than expected. This may occur when interest rates decline, and may negatively affect Portfolio returns.

•  Allocation Portfolio risk:

•  The value of your investment will go up or down depending on movements in the asset classes (stocks, bonds, money market instruments) in which the Portfolio invests.

•  Performance of some asset classes may offset performance of others, such as stocks and bonds.

•  Because the Allocation Portfolio holds both stocks and bonds, the Portfolio’s performance may be lower than that of equity funds or fixed income funds as the performance of stocks and bonds fluctuate.

	Composite Fund	Moderate Allocation Fund (Investment Corporation I)
Morningstar Categorizations (March 31, 2019)
Investment Style	Large Blend	Large Blend
Investment Category	Allocation – 50% to 70% Equity	Allocation – 50% to 70% Equity
Credit Quality/Interest Rate Sensitivity	Mid/Moderate	Mid/Moderate

Asset Allocation (as a percentage of net assets) (March 31, 2019)
Cash and Cash Equivalents	2.17%	3.23%
U.S. Stocks	59.75%	48.39%
Non-U.S. Stocks	0.00%	8.59%
Fixed Income Investments	38.07%	39.57%
Other	0.00%	0.15%

Market Capitalization of Stocks (percentages are as a percentage of stocks) (March 31, 2019)[20]
Large-Capitalization (Giant and Large)	85.40%	66.38%
Medium-Capitalization	14.60%	27.79%
Small-Capitalization (Small and Micro)	0.00%	5.83%
Average Market Capitalization	$84.8 billion	$40.8 billion

Market Classification of Stocks (as a percentage of stocks) (March 31, 2019)
Developed Markets	100.00%	99.54%
Emerging Markets	0.00%	0.46%

Fixed Income Investments (as a percentage of net assets) (March 31, 2019)
Government	14.16%	15.55%
Corporate	12.50%	15.70%
Mortgage-Backed	11.42%	7.08%

Fixed Income Characteristics (percentages are as a percentage of fixed income investments)
Average Effective Duration (March 31, 2019)	5.49 Years	4.59 Years
Average Effective Maturity (March 31, 2019)	6.30 Years	5.23 Years
Investment Grade (BBB or higher) (December 31, 2018)	95.94%	95.28%
Below Investment Grade (Below BBB or Unrated) (December 31, 2018)	4.06%	4.71%
Average Credit Quality (December 31, 2018)	A	A

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment profiles for the following reasons:

•	The investment objective of each Portfolio is capital appreciation and current income.

•

Each Portfolio seeks to achieve its investment objective by investing in an investment portfolio of equity and fixed income securities. The Existing Portfolio invests in its investment portfolio directly, and the Replacement Portfolio will invest in its investment portfolio through other Replacement Portfolios (i.e., the Equity Index Portfolio, the Mid-Cap Equity Index Portfolio, the International Portfolio, the Bond Portfolio, and the Mid-Term Bond Portfolio of Investment Corporation II).

•

The equity portion of the Existing Portfolio is invested in stocks comprising the S&P 500® Index. The Replacement Portfolio will invest approximately 35% of its net assets, through the Equity Index Portfolio, “in the 500 common stocks included in the S&P 500® Index.”[21] The Replacement Portfolio will also invest an additional 25% of its assets in equity securities through the Mid-Cap Equity Index Portfolio and the International Portfolio.

•

The fixed income portion of the Existing Portfolio is invested primarily in investment-grade debt securities issued by U.S. corporations and by the U.S. government or its agencies. The Replacement Portfolio will invest approximately 40% of its net assets, through the Bond Portfolio and the Mid-Term Bond Portfolio, in “investment grade securities issued by U.S. corporations or by the U.S. Government or its agencies.”[22]

[20]

Morningstar separates stock portfolio holdings into five market-capitalization groups: giant, large, medium, small, and micro. Rather than using a fixed number of “large cap” or “small cap” stocks, Morningstar uses a flexible system that is not adversely affected by overall movements in the market. World equity markets are first divided into seven style zones: United States, Latin America, Canada, Europe, Japan, Asia ex-Japan, and Australia/New Zealand. The stocks in each style zone are further subdivided into size groups. Giant-cap stocks are defined as those that account for the top 40% of the capitalization of each style zone; large-cap stocks represent the next 30%; mid-cap stocks represent the next 20%; small-cap stocks represent the next 7%, and micro-cap stocks represent the smallest 3%. In the mutual fund industry, both “giant” and “large” capitalization companies are considered to be large-capitalization companies, and both “small” and “micro” capitalization companies are considered to be small-capitalization companies.

[21]	See Mutual of America Variable Insurance Portfolios, Inc. (File Nos. 333-232095; 811-23449), Initial Registration Statement under the 1933 Act (Form N-1A) (June 13, 2019).
[22]	See id.

•

The Portfolios are subject to substantially similar principal investment risks, including general risk, active management risk, market risk, stock risk, large cap risk, fixed income risk (including its various sub-risks), and mortgage risk.

•	The investment portfolios for the Existing Portfolio and Moderate Allocation Fund I are substantially similar.

•

Morningstar categorizes the Existing Portfolio and Moderate Allocation Fund I identically. Each Portfolio is categorized as (i) having a “Large Blend” investment style; (ii) belonging to the “Allocation – 50% to 70% Equity” investment category; and (iii) having credit quality/interest rate sensitivity of “Mid/Moderate.”

•	The Existing Portfolio and Moderate Allocation Fund I have substantially similar asset allocations to cash, U.S. stocks, and fixed income investments.

•	The Existing Portfolio and Moderate Allocation Fund I invest large percentages of their net assets in large-capitalization stocks and a portion of their net assets in medium-capitalization stocks.

•	All of the Existing Portfolio’s equity investments, and virtually all of Moderate Allocation Fund I’s equity investments, are in developed markets.

•

The Existing Portfolio and Moderate Allocation Fund I invest in the same types of fixed income securities (i.e., government, corporate, and mortgage-backed securities) and invest substantially similar percentages of their net assets in those fixed income securities.

•	The Existing Portfolio’s and Moderate Allocation Fund I’s fixed income securities have substantially similar average effective durations, average effective maturities, and average credit quality.

•	The Existing Portfolio and Moderate Allocation Fund I invest substantially similar percentages of their fixed income assets in investment grade and below investment grade securities.

The Section 26 Applicants acknowledge that there are differences between the Existing Portfolio and the Replacement Portfolio. Unlike the Replacement Portfolio, the Existing Portfolio includes money market investments as part of its principal investment strategies. Unlike the Existing Portfolio, the Replacement Portfolio includes mid-capitalization and international stocks as part of its principal investment strategies. The Section 26 Applicants also acknowledge that (based on the investment portfolio data for the Existing Portfolio and Moderate Allocation Fund I) there will likely be a noteworthy difference in the average market capitalization of the Portfolios’ stocks.

The Section 26 Applicants believe that these differences are outweighed by the substantial similarities between the Portfolios, as described above, and are further mitigated by the following facts:

•

The Existing Portfolio and Moderate Allocation Fund I invested similar percentages of their net assets in cash or cash equivalents (including money market funds) as of March 31, 2019 (approximately 2% and 3%, respectively).

•

The Existing Portfolio and Moderate Allocation Fund I both hold medium-capitalization stocks according to Morningstar’s capitalization system. The Existing Portfolio invested approximately 15% of its net assets in medium-capitalization stocks, while Moderate Allocation Fund I invested approximately 28% of its net assets in medium-capitalization stocks, as of March 31, 2019.

•

Moderate Allocation Fund I invested only a small percentage of its net assets in small-capitalization stocks as of March 31, 2019 (approximately 6%). (The Existing Portfolio had no investments in small-capitalization stocks.)

•

Moderate Allocation Fund I cannot invest a large percentage of its net assets in international stocks (up to approximately 10%), and invested only 9% of its assets in international stocks as of March 31, 2019. (The Existing Portfolio had no investments in international stocks.)

•

The average market capitalization for the Replacement Portfolio’s stocks (which for Moderate Allocation Fund I as of March 31, 2019 was $40.8 billion) will be well within the market capitalization range of the S&P 500® Index, the index from which the Existing Portfolio’s equity securities are selected. The market capitalization range of the S&P 500® Index as of June 28, 2019 was approximately $2.8 billion to $1,026 billion, with a median market capitalization of approximately $22.1 billion.

Based upon the Section 26 Applicants’ analysis of the Substitution, the Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the Substitution.

Fees and Expenses

The following table compares the fees and expenses of the Portfolios based on the Portfolios’ current prospectuses as of the date of this Application. The Replacement Portfolio has no management fees, and has Acquired Fund Fees and Expenses, unlike the Existing Portfolio because the Replacement Portfolio is a Replacement Portfolio Funds of Funds. Regardless of the differences in their fee structures, as reflected in the table below, the Replacement Portfolio has a lower expense ratio compared to the Existing Portfolio. The Section 26 Applicants also note that Substitution No. 8 will be subject to Condition 9 of this Application, which will require the Replacement Portfolio’s total annual operating expenses (i.e., after taking into account any other fee waivers or expense reimbursements) to be capped for a period of two years based on the net annual operating expenses of the Existing Portfolio for the most recent fiscal year preceding the date of this Application.

	Existing Portfolio	Replacement Portfolio
	Composite Fund	Moderate Allocation Portfolio
Management Fees	0.40%	0.00%
Distribution and/or Service (12b-1 Fees)	N/A	N/A
Other Expenses	0.10%	0.63%
Acquired Fund Fees and Expenses	N/A	0.26%
Total Annual Fund Operating Expenses (Gross Expense Ratio)	0.50%	0.89%
Fee Waiver / Expense Reimbursement	N/A	(0.61%)*
Total Annual Fund Operating Expenses After Expense Reimbursement (Net Expense Ratio)	0.50%	0.28%*
Management Fee Breakpoint Schedule	N/A	N/A
Maximum Permitted 12b-1 Fee without Shareholder Approval	N/A	N/A

*

The Adviser has contractually agreed beginning as of the inception of the Portfolio to reimburse the Portfolio’s expenses to the extent that the Total Annual Portfolio Operating Expenses exceed the Portfolio’s Acquired Portfolio Fees and Expenses plus 0.02% (excluding any extraordinary expenses that may arise and charges incurred in trading portfolio securities). This contractual obligation may not be terminated before April 30, 2023, and will continue for each succeeding 12 month period thereafter, unless either Investment Corporation II (at the direction of the Board) gives not less than 30 days’ notice of termination to the Adviser or the Adviser gives written notice of termination to the Investment Corporation II within a 45 calendar day period prior to the next April 30.

The expense reimbursement agreement between Investment Corporation II and the Adviser is separate and apart from the Expense Caps under this Application. To the extent that an Expense Cap applicable to the Replacement Portfolio caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this (or any other) contractual expense reimbursement agreement between Investment Corporation II and the Adviser, such contractual expense reimbursement agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History

The following table compares the performance history of the Existing Portfolio to the performance history of Moderate Allocation Fund I. There is no performance history for the Replacement Portfolio (i.e., the Moderate Allocation Portfolio of Investment Corporation II) because the Replacement Portfolio will not begin operations until the Substitution has been performed. However, the Replacement Portfolio will be a clone of Moderate Allocation Fund I. As such, the performance history of Moderate Allocation Fund I is used as a proxy for comparing the performance histories of the Existing Portfolio and the Replacement Portfolio. The table below includes the performance histories of the Portfolios’ respective benchmark indices. The Portfolio performance reflects the deduction of fees and expenses. The indices reflect no deduction for fees and expenses.

As reflected in the table below, and understanding that past performance is not indicative of future results, the Existing Portfolio and Moderate Allocation Fund I have substantially similar performance histories.

Average Annual Total Returns (for the periods ended December 31, 2018)

	One Year	Five Years	Ten Years
Composite Fund	(3.20)%	5.42%	8.63%
S&P 500® Index	(4.38)%	8.49%	13.12%
Bloomberg Barclays U.S. Aggregate Bond Index	0.01%	2.52%	3.48%
FTSE 3 month Treasury Bill Index	1.86%	0.60%	0.35%
Moderate Allocation Fund I	(4.41)%	5.05%	8.89%
S&P 500® Index	(4.38)%	8.49%	13.12%
Bloomberg Barclays U.S. Aggregate Bond Index	0.01%	2.52%	3.48%

APPENDIX B-1

Resolutions of Mutual of America Life Insurance Company

Authorizing the filing of the Application

SECRETARY’S CERTIFICATE

The undersigned, Diane M. Aramony, being Executive Vice President and Corporate Secretary of Mutual of America Life Insurance Company, a New York insurance company (“Mutual of America”), does hereby certify that below is a true and correct reproduction of resolutions adopted at a meeting of the Board of Directors of Mutual of America duly called and held on May 9, 2019, and that such resolution remains in full force and effect as of the date below:

RESOLVED, that the Chairman, President and Chief Executive Officer, and such other Company Officers as the Chairman, President and Chief Executive Officer may determine, and are hereby authorized and directed to take, any and all actions that they, in the exercise of their business judgment, believe to be appropriate and necessary and to execute and file any and all documents that may be required in connection with the proposal to remove the Mutual of America Investment Corporation funds as investment alternatives under the Company’s Flexible Premium Annuity contracts (Separate Account No. 2) and variable universal life insurance policies (Separate Account No. 3) and to substitute the Mutual of America Variable Insurance Portfolios, as follows:

Mutual of America Investment Corporation	Mutual of America Variable Insurance Portfolios
Equity Index Fund	Equity Index Portfolio
All America Fund	All America Portfolio
Small Cap Value Fund	Small Cap Value Portfolio
Small Cap Growth Fund	Small Cap Growth Portfolio
Small Cap Equity Index Fund	Small Cap Equity Index Portfolio
Mid Cap Value Fund	Mid Cap Value Portfolio
Mid-Cap Equity Index Fund	Mid-Cap Equity Index Portfolio
Composite Fund	Moderate Allocation Portfolio
International Fund	International Portfolio
Money Market Fund	Money Market Portfolio
Mid-Term Bond Fund	Mid-Term Bond Portfolio
Bond Fund	Bond Portfolio
Retirement Income Fund	Retirement Income Portfolio
2010 Retirement Fund	2010 Retirement Portfolio
2015 Retirement Fund	2015 Retirement Portfolio
2020 Retirement Fund	2020 Retirement Portfolio
2025 Retirement Fund	2025 Retirement Portfolio
2030 Retirement Fund	2030 Retirement Portfolio
2035 Retirement Fund	2035 Retirement Portfolio
2040 Retirement Fund	2040 Retirement Portfolio
2045 Retirement Fund	2045 Retirement Portfolio
2050 Retirement Fund	2050 Retirement Portfolio
2055 Retirement Fund	2055 Retirement Portfolio
2060 Retirement Fund	2060 Retirement Portfolio
Conservative Allocation Fund	Conservative Allocation Portfolio
Moderate Allocation Fund	Moderate Allocation Portfolio
Aggressive Allocation Fund	Aggressive Allocation Portfolio; and

FURTHER RESOLVED, that the Chairman, President and Chief Executive Officer, and such other Company Officers as the Chairman, President and Chief Executive Officer may determine, and are hereby authorized and directed to take, any and all actions that they, in the exercise of their business judgment, believe to be appropriate and necessary in connection with the operations of the Mutual of America Separate Account No. 2 and Separate

Account No. 3 and in connection with such actions to execute and file any and all documents that may be required in order to comply with all applicable laws and regulations, including the New York State Insurance Law and regulations issued thereunder, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, including without limitation exemptive applications, applications for other orders permitted or required for actions under applicable laws and regulations, such as investment fund substitutions, and amendments to such documents and applications, with any state or federal regulatory agency, including but not limited to the New York State Department of Financial Services and the Securities and Exchange Commission; and

FURTHER RESOLVED, that management shall report to the Board of Directors or the appropriate Committee of the Board of Directors, as determined by management, any material action(s) taken with respect to the operation of Separate Account No. 2 and Separate Account No. 3 at the next meeting of the Board of Directors following such action(s) taken.

IN WITNESS THEREOF, I have signed this certificate and affixed the seal of Mutual of America this 13th day of May, 2019.

/s/ Diane M. Aramony
Diane M. Aramony

APPENDIX B-2

Resolutions of Wilton Reassurance Life Company of New York

Authorizing the filing of the Application

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

SECRETARY’S CERTIFICATE

The undersigned Secretary of Wilton Reassurance Company of New York, a New York insurance company (“WRNY” or the “Corporation”), hereby certifies that the following is a true and correct copy of resolutions adopted by the WRNY Board of Directors on May 2, 2019 and such resolutions remain in full force and effect as of the date below:

WHEREAS, Mutual of America Life Insurance Company (“Mutual”), acting in its capacity and with the authority granted and delegated to it under the Administrative Services Agreement dated as of February 28, 2001 performs all necessary tasks with regard to servicing and maintaining American Separate Accounts No. 2 and No. 3, and Mutual has assumptively reinsured the contracts and policies in said Separate Accounts as part of the sale of the Corporation, formerly known as American Life Insurance Company of New York, to Inviva, Inc. in March 2001; and

WHEREAS, the American Separate Accounts No. 2 and No. 3 have 16 investment alternatives available to contract and policy holders, all of which are also available to contract, certificate and policy holders in Mutual’s Separate Accounts, including the Mutual of America Investment Corporation Equity Index Fund, the Mutual of America Investment Corporation All America Fund, the Mutual of America Investment Corporation Mid-Cap Equity Index Fund, the Mutual of America Investment Corporation Small Cap Value Fund, the Mutual of America Investment Corporation Small Cap Growth Fund, the Mutual of America Investment Corporation Composite Fund, the Mutual of America Investment Corporation Bond Fund, the Mutual of America Investment Corporation Mid-Term Bond Fund, and the Mutual of America Investment Corporation Money Market Fund (collectively, the “Investment Corporation Funds”); and

WHEREAS, Mutual of America Investment Corporation intends to no longer be an insurance-dedicated mutual fund series, and Mutual has determined that it would be in the best interests of the contract, certificate and policy holders in Mutual’s Separate Accounts who own certain types of contracts and policies to seek a substitution order from the Securities and Exchange Commission (“SEC”) that would transfer all assets of contract, certificate and policy holders in such contracts and policies that are invested in the Investment Corporation Funds to comparable funds of Mutual of America Variable Insurance Portfolios, Inc., a newly formed insurance-dedicated mutual fund series, as follows:

Mutual of America Investment Corporation	Mutual of America Variable Insurance Portfolios
Equity Index Fund All America Fund Small Cap Value Fund Small Cap Growth Fund Mid-Cap Equity Index Fund Composite Fund Money Market Fund Mid-Term Bond Fund Bond Fund

Equity Index Portfolio

All America Portfolio

Small Cap Value Portfolio

Small Cap Growth Portfolio

Mid-Cap Equity Index Portfolio

Moderate Allocation Portfolio

Money Market Portfolio

Mid-Term Bond Portfolio

Bond Portfolio

WHEREAS, Mutual has recommended that the American Separate Accounts should engage in a similar substitution order with respect to the contracts and policies issued thereunder, which Mutual is willing to seek on behalf of the American Separate Accounts at no cost to the Corporation or its Separate Accounts.

WILTON REASSURANCE LIFE COMPANY OF NEW YORK

SECRETARY’S CERTIFICATE

NOW, THEREFORE, IT IS RESOLVED, that the Chairman, President and Chief Executive Officer of Mutual, and such other Officers of Mutual as the Chairman, President and Chief Executive Officer of Mutual may determine, and are hereby authorized and empowered to take any and all actions that they, in the exercise of their business judgment, believe to be appropriate and necessary and to execute and file any and all documents that may be required in connection with the proposal to remove the Mutual of America Investment Corporation funds as investment alternatives under American Separate Account No. 2 and American Separate Account No. 3 and to substitute the portfolios of Mutual of America Variable Insurance Portfolios, Inc., as follows

Mutual of America Investment Corporation	Mutual of America Variable Insurance Portfolios
Equity Index Fund All America Fund Small Cap Value Fund Small Cap Growth Fund Mid-Cap Equity Index Fund Composite Fund Money Market Fund Mid-Term Bond Fund Bond Fund

Equity Index Portfolio

All America Portfolio

Small Cap Value Portfolio

Small Cap Growth Portfolio

Mid-Cap Equity Index Portfolio

Moderate Allocation Portfolio

Money Market Portfolio

Mid-Term Bond Portfolio

Bond Portfolio; and

FURTHER RESOLVED, that the Chairman, President and Chief Executive Officer of Mutual, and such other Officers of Mutual as the Chairman, President and Chief Executive Officer of Mutual may determine, are hereby authorized and directed to take any and all actions that they, in the exercise of their business judgment, believe to be appropriate and necessary in connection with the operations of the American Separate Account No. 2 and American Separate Account No. 3 and in connection with such actions to execute and file any and all documents that may be required in order to comply with all applicable laws and regulations, including the New York State Insurance Law and regulations issued thereunder, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, including without limitation exemptive applications, applications for other orders permitted or required for actions under applicable laws and regulations, such as investment fund substitutions, and amendments to such documents and applications, with any state or federal regulatory agency, including but not limited to the New York State Department of Financial Services and the Securities and Exchange Commission; and

FURTHER RESOLVED, that Mutual shall report to the Board of Directors any material action(s) taken with respect to the operation of American Separate Account No. 2 and American Separate Account No. 3 within a reasonable time after such action has been taken.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Certificate this 13th day of May 2019.

WILTON REASSURANCE COMPANY OF NEW YORK

By:	/s/ Craig Mills
Name: Craig Mills
Title: Assistant Secretary

APPENDIX B-3

Resolutions of Mutual of America Variable Insurance Portfolios, Inc.

Authorizing the filing of the Application

SECRETARY’S CERTIFICATE

The undersigned, Scott H. Rothstein, being the Secretary of Mutual of America Variable Insurance Portfolios, Inc. (the “Corporation”), a Maryland corporation, does hereby certify that below is a true and correct reproduction of resolutions adopted by the Board of Directors of the Corporation on May 13, 2019, and that such resolution remains in full force and effect as of the date below:

RESOLVED, that the President, the Treasurer and the Secretary of the Corporation be, and each of them hereby individually is, authorized to prepare, with the assistance of counsel, and to sign and file with the Securities and Exchange Commission under Sections 17(b) and 17(d) of the Investment Company Act of 1940 and any other appropriate section of that Act or any rule thereunder, for exemptions from such provisions of that Act or Rules thereunder as such officers, upon the advice of counsel, may deem necessary or advisable, and any actions previously taken in this regard are ratified, confirmed and adopted.

IN WITNESS THEREOF, I have signed this certificate and affixed the seal of the Corporation this 13th day of May, 2019.

/s/ Scott H. Rothstein
Scott H. Rothstein

APPENDIX B-4

Resolutions of Mutual of America Capital Management LLC

Authorizing the filing of the Application

SECRETARY’S CERTIFICATE

The undersigned, Scott H. Rothstein, being the Executive Vice President, Deputy General Counsel and Corporate Secretary of Mutual of America Capital Management LLC, a Delaware limited liability company (the “Company”), does hereby certify that below is a true and correct reproduction of resolutions adopted by the Board of Directors of the Company at a meeting held on May 1, 2019, and that such resolutions remain in full force and effect as of the date below:

WHEREAS, Mutual of America Life Insurance Company (“Mutual of America”) and Wilton Reassurance Life Company of New York (“Wilton”) and certain of their respective separate accounts will apply for an order of exemption pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of certain investment portfolios of Mutual of America Investment Corporation with shares of the investment portfolios of certain series of Mutual of America Variable Insurance Portfolios (the “Substitution Order”) for certain contracts issued thereunder; and

WHEREAS, management has recommended that Mutual of America Capital Management LLC (“Capital Management”) file with the Securities and Exchange Commission (“SEC”) an application for an order of exemption pursuant to Section 17(b) of the 1940 Act from certain provisions of Section 17(a) of the 1940 Act to the extent necessary to permit Capital Management to utilize in-kind transactions to carry out the Substitution Order (the “Exemptive Application”).

IT IS THEREFORE RESOLVED, that the Board of Managers hereby approves the filing of the Exemptive Application on behalf of Capital Management, and any amendments thereto, with the SEC; and further

RESOLVED, that the appropriate officers of Capital Management are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions.

IN WITNESS THEREOF, I have signed this certificate and affixed the seal of the Company this 13th day of May, 2019.

/s/ Scott H. Rothstein
Scott H. Rothstein